

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 27, 2021

Ezra Gardner
Chief Executive Officer
Gesher I Acquisition Corp.
Hagag Towers
North Tower, Floor 24
Haarba 28, Tel Aviv, Israel

> **Re: Gesher I Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 31, 2021**
> **File No. 377-04557**

Dear Mr. Gardner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 31, 2021

Prospectus Summary
Securities purchased, or being purchased, by insiders in connection with this offering, page 9

1. You state on page 78 that a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor. Please disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

<u>Management</u>
<u>Conflicts of Interest, page 70</u>

2.   Please revise the table on page 71 to include the nature of each entity's business and of the individual's relationship to it.

<u>Principal Shareholders, page 73</u>

3.   Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers over the securities held by EarlyBirdCapital, Inc.

    You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jeffrey Gallant